UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EATCRATEFUL INC

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       9/21/2017

Physical address of issuer
13816 Bora Bora Way, #208, Marina Del Rey, CA 90292

Website of issuer
http://www.eatcrateful.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 29, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2 full-time and 2 consultants

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$449,369	$542,881
Cash & Cash Equivalents	$88,378	$151,753
Accounts Receivable	$98,097	78,652
Short-term Debt	$70,163	$374,660
Long-term Debt	$96,705	$405,898
Revenues/Sales	$2,099,509	$919,457
Cost of Goods Sold	$1,305,283	$266,044
Taxes Paid	$0	$0
Net Income	-$203,036	-$432,717

The above reflects the consolidated financials of EATCRATEFUL INC and its subsidiary NATURALE LLC

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 25, 2018

EATCRATEFUL INC



Up to $1,070,000 of Crowd Notes

EATCRATEFUL INC ("Crateful", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 29, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 29, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 29, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at http://www.eatcrateful.com/
.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: http://www.seedinvest.com/crateful

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

EATCRATEFUL INC is a Delaware C-Corporation, formed on 9/21/2017.
The Company is located at 13816 Bora Bora Way, #208, Marina Del Rey, CA 90292
The Company's website is http://www.eatcrateful.com/

The Company previously operated as a California LLC under the name NATURALE LLC. NATURALE LLC was formed on March 6th, 2015 and reincorporated in Delaware as a C-Corporation on 9/21/2017.

EATCRATEFUL INC was established in Delaware as a C-Corporation and all Membership Units in NATURALE LLC were assigned to EATCRATEFUL INC on pro-rata share (in other words a 1 to 1 ratio for share purposes based on 80% of total outstanding shares), by using the cap table as of January 1, 2018. NATURALE LLC was reduced to a single member LLC with EATCRATEFUL INC as the single member. Andrea Marotti and Emauele Ponzo remained managers, with all governance decisions made by the Board of Directors of EATCRATEFUL INC and its shareholders, as described in the shareholder agreement.

NATURALE LLC remains as the operating entity for all licenses, banking, contracts, payment of employees, services to customers, vendors, leases etc. in order for the Crateful brand to continue with seamless operations.

The NATURALE LLC Second Amended Operating Agreement is no longer in effect and was replaced by the Shareholders Agreement of EATCRATEFUL INC with all governance determined by the Board of Directors. All accrued management fees from NATURALE LLC were waived and are no longer an obligation of the Company.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/crateful and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	June 29, 2018

Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages and 10, 13, and 16-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Crateful's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive meal delivery space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

Crateful has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

About 60% of the company's customers churn over the course of a 12 month period. Because of this, the Company will need to invest heavily in marketing to acquire and retain customers on a consistent basis. Beyond that, the company's overall revenue is heavily correlated to advertising/marketing budgets.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a pending litigation. Crateful is involved in a breach of contract lawsuit with a vendor regarding posting social media as an influencer. The influencer demanded more than 10 times what she is owed, so Crateful filed a 998 Offer, which means if she does not exceed this amount, she will owe 100% of attorney's fees. The case is set for trial in the fall of 2018. Per Createful's General Counsel, the Company does not believe the exposure to be more than $5,000 from the case. For legal fees, the General Counsel has done all the initial legal work as a partner in Crateful, and plans to work out some additional equity should this go to trial.

We may decide to reinforce the company's cash position by securing loans for about $150,000 in the next month or so. We would use some of these funds to launch an initial, limited digital marketing campaign focused partly on new customer acquisition and partly on converting existing leads (subscribers who have not purchased in the past 6 months). As a result of these decisions and other factors we may decide to secure the above mentioned loan.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than May 30, 2018 will be issued Tier 1 Notes, which have a valuation cap of $4,500,000. Investors that have their subscription received after May 30, 2018 but no later than June 29, 2018 will be issued Tier 2 Notes, which have a valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the applicable valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 21% of the Company's securities. Additionally, the two founders Andrea Marotti and Emanuele Ponzo own two Class A Super Voting Shares. See details in Ownership Section. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Crateful has created a gourmet, organic, fully prepared portion-controlled meal delivery service, customizable for any dietary need, made fresh by award-winning chefs and delivered to the customer's home every day.

Business Plan

In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, convenient and truly delicious foods, and to deliver them directly to our customers' doorstep.

In doing so, our goal is to understand and cater to the consumer's dietary needs like no meal delivery company has done before, creating a product that is perfect for anyone who wants to lose weight and stay in shape while caring about the quality and taste of the food.

Crateful is fully prepared food, engineered to offer the best taste when reheated, that makes dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professional nutritionists
- Healthy, balanced, calorie-controlled meals
- Eco-friendly, BPA-free, made in USA packaging that is both microwave and oven-safe… No fuss, no stress, not even a dirty dish! Just add heat and enjoy.

Pricing Structure
- Breakfast, Lunch, Snack and Dinner starts at $48/day, including delivery.
- Minimum order is Lunch & Dinner for 5-days.
- Breakfast and Dessert can be added to the order for, respectively, $7 and $5 per day.
- Packages of 5, 10, 20 and 40 days, as well as ongoing subscription

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target customers are
- Age 25-55
- Household income greater than $100,000
- Busy professionals, new moms, people with limited mobility and/or limited time to grocery shop
- Interested in Diet, Weight Loss, Fitness, Wellness, Quality Food

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5187147	IC 043. US 100 101. G & S:	CRATEFUL	May 27, 2015	April 18, 2017	U.S.

	Catering services; preparation of food. FIRST USE: 20150924. FIRST USE IN COMMERCE: 20150924				

Litigation

Crateful is involved in a breach of contract lawsuit with a vendor regarding posting social media as an influencer. The influencer did not perform as agreed and still demanded to be paid more that what she is owed, so Crateful filed a 998 Offer, which means if she does not exceed this amount, she will owe 100% of attorney's fees. The case is set for trial in the fall of 2018. Crateful intends to settle the matter before it goes to trial. At any rate, per Createful's General Counsel, the Company does not believe the exposure to be more than $5,000 from the case. For legal fees, the General Counsel has done all the initial legal work as a partner in Crateful, and plans to work out an additional equity should this go to trial. The additional equity would be 0.5% from the ISO pool the company has set up for options and warrants.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.2% of the proceeds, or $28,000 towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($250,000)	% if Maximum Amount Raised ($1,070,000)
Marketing	80%	80%	80%
Technology	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andre Marotti	Chairman, President, co-CEO	President at Crateful. Tech, Marketing, Operations
Emanuele Ponzo	Vice President, co-CEO	CEO at Naturale LLC (dba Crateful). Sales, Partnerships, Operations
Brad Zions	Executive Director	Partner, Structure Fund

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees and 2 consultants in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
15,280 shares of common stock.

The Company has the following debt outstanding:
None.

Ownership

The founders, Emanuele Ponzo and Andrea Marotti, own a combined 38.44% of the shares.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Emanuele Ponzo	Common Stock	21.19*

*The two founders Andrea Marotti and Emanuele Ponzo own two Class A Super Voting Shares. See details below:

The Company shall establish a Board of Directors of at least three (3) and issue stock in the Company through two classes of shareholders:

a.   Class A Super Voting Shares (the "Super Voting Shares"). The Company shall issue two (2) Class A Super Voting Shares to Andrea Marotti and Emanuele Ponzo. All "Major Decisions" shall require consent of at least one of the two (2) Class A Voting Shares to pass, plus a simple majority of Class B Voting Shareholders and a simple majority of Board of Directors. Definition of a Major Decision shall be defined at the discretion of the Board of Directors. If the Board, by vote of a simple majority, decides that a transaction is material to the Company's operations and is not in the ordinary course of business, it shall hold a shareholder vote within a time period set forth by the Board.

b.   Class B Voting Shares (the "Class B Voting Shares"). The Class B Voting Shareholders shall have the right to vote upon all matters upon which Shareholder have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Interest in the Company.

c.   Class of shares is only determinative for voting rights and each share shall be treated as common stock in the company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company prepares food for sale and delivery in a common food production space, which it occupies under an operating lease. The lease commenced in April of 2017, and runs through the end of March, 2018, at which point the Company will have the option to renew for an additional term. Future minimum payments due under the lease are $7,400 per month in rent, plus a $375 health fee, through the end of the lease term.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $69,428 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

Valuation

Before making an investment decision, you should carefully consider the $5,000,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security	Common Stock
Amount outstanding (shares)	**15,280**
Voting Rights	Class A Super Voting Shares (the "Super Voting Shares"). The Company shall issue two (2) Class A Super Voting Shares to Andrea Marotti and Emanuele Ponzo. All "Major Decisions" shall require consent of at least one of the two (2) Class A Voting Shares to pass, plus a simple majority of Class B Voting Shareholders and a simple majority of Board of Directors. Definition of a Major Decision shall be defined at the discretion of the Board of Directors. If the Board, by vote of a simple majority, decides that a transaction is material to the Company's operations and is not in the ordinary course of business, it shall hold a shareholder vote within a time period set forth by the Board. Class B Voting Shares (the "Class B Voting Shares"). The Class B Voting Shareholders shall have the right to vote upon all matters upon which Shareholder have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Interest in the Company. Class of shares is only determinative for voting rights and each share shall be treated as common stock in the company.
Anti-Dilution Rights	**No**
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	**N/A (it will not limit, dilute or qualify)**

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to the applicable valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the applicable valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock*

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

*Class A Super Voting Shares (the "Super Voting Shares"). The Company shall issue two (2) Class A Super Voting Shares to Andrea Marotti and Emanuele Ponzo. All "Major Decisions" shall require consent of at least one of the two (2) Class A Voting Shares to pass, plus a simple majority of Class B Voting Shareholders and a simple majority of Board of Directors. Definition of a Major Decision shall be defined at the discretion of the Board of Directors. If the Board, by vote of a simple majority, decides that a transaction is material to the Company's operations and is not in the ordinary course of business, it shall hold a shareholder vote within a time period set forth by the Board.
Class B Voting Shares (the "Class B Voting Shares"). The Class B Voting Shareholders shall have the right to vote upon all matters upon which Shareholder have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Interest in the Company.

Preferred Stock
No Preferred Stock has been issued to date

Dividend Rights
N/A

Voting Rights
N/A

Right to Receive Liquidation Distributions
N/A

Rights and Preferences
N/A

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrea Marotti
_____
(Signature)

Andrea Marotti
_____
(Name)

Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrea Marotti
_____
(Signature)

Andrea Marotti
_____
(Name)

Co-CEO
_____
(Title)

April 25, 2018
_____
(Date)

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Co-CEO
_____
(Title)

April 25, 2018
_____
(Date)

/s/Brad Zions
_____
(Signature)

Brad Zions
_____
(Name)

Executive Director
_____
(Title)

April 25, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EATCRATEFUL, INC.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2017 and 2016

April 23, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
EatCrateful, Inc.
Los Angeles, CA

We have reviewed the accompanying balance sheet of EatCrateful, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 23, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 88,378	$ 151,753
Accounts Receivable	98,097	78,652
Prepaid Expenses	4,456	1,708
Inventory	950	689
TOTAL CURRENT ASSETS	191,881	232,802
NON-CURRENT ASSETS		
Furniture, Fixtures and Equipment, Net	241,188	300,830
Related Party Receivable	1,500	1,050
Security Deposit	14,800	8,200
TOTAL NON-CURRENT ASSETS	257,488	310,079
TOTAL ASSETS	449,369	542,881
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	33,002	31,158
Accrued Expenses	37,161	102,828
Other Current Liabilities	-	22,143
Short Term Loan	-	218,531
TOTAL CURRENT LIABILITIES	70,163	374,660
NON-CURRENT LIABILITIES		
Loans	26,542	31,238
TOTAL LIABILITIES	96,705	405,898
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized and outstanding, $.0001 par value)	1,000	1,000
Additional Paid in Capital	554,699	568,700
Retained Earnings (Deficit)	(203,036)	(432,717)
TOTAL SHAREHOLDERS' EQUITY	352,663	136,983
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 449,369	$ 542,881

Unaudited- See accompanying notes. 1

EATCRATEFUL, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Catering Sales	1,076,188	672,211
Meal Delivery Sales	1,019,579	138,346
Other Sales	2,136	50,491
Food Delivery App Sales	1,606	58,409
	2,099,509	919,457
Cost of Goods Sold		
Cost of Goods Sold- Meal Plan	653,412	-
Cost of Goods Sold- Catering	651,871	28,615
Cost of Goods Sold- Other	-	237,430
	1,305,283	266,044
Gross Profit	794,226	653,412
Operating Expense		
Selling & Marketing	358,229	119,996
General & Administrative	338,604	712,536
Payroll	139,122	103,933
Rent	124,722	49,200
Professional Fees	37,719	84,150
	998,395	1,069,815
Net Income from Operations	(204,169)	(416,402)
Other Income (Expense)		
Other Income	-	1,217
Taxes, Licenses & Permits	(15,057)	(888)
Interest Expense	16,190	(16,644)
Net Income	$ (203,036)	$ (432,717)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (203,036)	$ (432,717)
Change in Accounts Receivable	(19,445)	(78,151)
Change in Prepaid Expenses	(2,748)	500
Change in Inventory	(261)	451
Change in Accounts Payable	(1,844)	23,246
Change in Accrued Expenses	65,667	97,789
Change in Other Current Liabilities	(22,143)	5,749
Change in Accumulated Depreciation	(8,363)	93,611
Net Cash Flows From Operating Activities	(192,173)	(289,522)
Cash Flows From Investing Activities		
Purchase of Furniture, Fixtures and Equipment	(59,642)	(89,919)
Change in Related Party Receivable	(450)	-
Change in Security Deposit	(6,600)	-
Net Cash Flows From Investing Activities	(66,692)	(89,919)
Cash Flows From Financing Activities		
Change in Loans	(4,696)	(4,701)
Change in Short Term Loan	(218,531)	186,739
Change in Contributed Capital	(14,001)	332,175
Non-Cash Adjustment to Retained Earnings	432,717	-
Net Cash Flows From Investing Activities	195,489	514,212
Cash at Beginning of Period	151,753	16,981
Net Increase (Decrease) In Cash	(63,376)	134,771
Cash at End of Period	$ 88,378	$ 151,753

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ 136,983	$ 237,525
Change in Contributed Capital	(14,001)	332,175
Net Income	(203,036)	(432,717)
Non-Cash Adjustment to Retained Earnings	432,717	-
Ending Equity	$ 352,663	$ 136,983

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The Company's financial statements include the results of a wholly owned subsidiary, which have been consolidated. Eatcrateful, Inc. was not established until 2018, thus no eliminations or other adjustments were made to account for intercompany transactions during the years ended December 31, 2017, and 2016.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company prepares food for sale and delivery in a common food production space, which it occupies under an operating lease. The lease commenced in April of 2017, and runs through the end of March, 2018, at which point the Company will have the option to renew for an additional term. Future minimum payments due under the lease are $7,400 per month in rent, plus a $375 health fee, through the end of the lease term.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

For tax years 2018 and later, the Company will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Prior to 2018, the Company was classified as a partnership for federal income tax purposes. As a result, all items of income and expense for those years were reported by the members of the Company on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022 respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial annual report to the State of Delaware will be due in early 2019.

NOTE D- LOANS

Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 23, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



Invest in Crateful

Fully prepared, portion controlled, customizable gourmet meals for the whole day, made fresh and delivered daily.

Edit Profile

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left **68d : 02h : 26m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Crateful is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Crateful without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Americans go on a diet each year: 45 million

> Americans actively trying to eat healthier: 77%

> Over $3MM in revenues from Catering and Meal delivery from 2016-2017.

> James Beard Award winning chef Luciano Pellegrini

> Crateful has done catering for brands such as WeWork, Ferrari, Tesla, Infiniti, Rolls Royce, and Mattioli Automotive Group.

> Crateful Meal Plan has delivered to 1,500 customers

> 4.5 star rating on Yelp

Fundraise Highlights

> Total Round Size: US $1,070,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note (SWIFT)

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $4,500,000 until May 30, 2018

> Valuation Cap Schedule: See Full Schedule

Crateful is planning to lead the way for the next generation of meal delivery success stories: the "fully prepared", gourmet meal plan, combining total convenience with great taste for effective dieting and healthy eating.

––––––

The problem

Americans are increasingly obese and overweight (over ⅔ of the US population) and many busy urban professionals, new mothers, etc do not have a convenient, healthy, enjoyable way to lose weight and stay in shape.

From what we've noticed, there are not enough solutions in the market at the moment for the convenience-oriented discerning customer:

- DIY Meal Kits (raw ingredients and recipes) can be inadequate since customers may be able to use it consistently for all daily meals.
- Weight Loss programs offer poor food choices.
- Shopping and portioning requires a lot of time and enormous motivation.

The solution

Crateful has created a gourmet, organic, fully prepared portion-controlled meal delivery service, customizable for any dietary need, made fresh by award-winning chefs and delivered to the customer's home every day.

Our goal is to provide truly convenient, seriously good food that makes dieting easy and enjoyable.

The Market

An estimated 45 million Americans go on a diet each year and spend $33 billion on weight-loss products and 77% of Americans say they are actively trying to eat healthier. However, the number of Americans who are overweight or obese is actually on the rise, with over 2/3 of Americans beyond the overweight threshold in 2017.

The reason is that diets are very hard to stick to, either because they are impractical (shopping, meal kits) or because the food doesn't taste good and/or leaves people hungry and not feeling satisfied.

And while the meal delivery market (on demand and meal kits) has exploded, reaching $20 billion in 2017, it has clearly not found a solution yet.

With 88% of Americans willing to pay a premium for better quality, healthier food, the meal delivery experience needs to be seamless and truly enjoyable, so that dieting and healthy eating can be easy to accomplish.

As a digitally/ online native brand that combines high-quality, state of the art food preparation techniques with advanced meal customization and online marketing tools, Crateful aims to address all the needs of the market.

The VCs have poured billions of dollars building consumer awareness for meal kits, but the fully prepared meal delivery space has been completely overlooked. While it is a premium product, the customer experience is far superior in every other way. Customized meals for the whole day, and no prep or cleanup at all.

Furthermore, we believe we don't need that many customers to build a large business because the average amount of revenue per customer is relatively high. This is a promising category that is not on the radar screens of U.S. VCs.

What Customers Think Today:

I tried four different meal delivery services and when I found Crateful I didn't need to look elsewhere! I have been using their services for five months now and super happy.

-Armen Eskijian (Customer; $15,000 purchased)

Good food, good choice, impeccable delivery. Used the services twice for 40 days and lost more than 10 pounds each time!

-Johanna Turnbull (Customer)

Beyond expectation—truly amazing food! Beautifully presented with incredible flavors in each extremely high quality healthy meal. An amazing way to achieve fitness goals without giving up enjoying food.

-Kimberly Locascio (Customer)

Beautiful fresh meals that we looked forward to daily! They adhered to all dietary issues and took good care of us. Wonderful folks!

-Courtney & Frank Davison (Customer)

Hands down my favorite food delivery service that I have subscribed to. I have tried my share from …. Now to come to the food delivery service that takes the cake… Crateful!

I'm so impressed with the quality of food, presentation, and inspiration built into the meal plans that you can order. I ordered the vegetarian option, mindful. Just looking at the biodegradable packaging, my mindful sticker, and my amazing food makes me smile…

-Malisa Rust(Customer)

*The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pitch Deck







CRATEFUL

CRATEFUL
DINNER WONDERFUL

DOWNLOAD

Product & Service

In a world where 88% of shoppers want healthier food options and **are ready to pay a premium for them**, we felt it was important to create a brand anchored in wholesome, convenient and truly delicious foods, and to deliver them directly to our customers' doorstep.

In doing so, our goal is to understand and cater to the consumer's dietary needs like no meal delivery company has done before, creating a product that is perfect for anyone who wants to lose weight and stay in shape while caring about the quality and taste of the food.

Crateful is fully prepared food, engineered to offer the best taste when reheated, that makes dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Our Value Props

- Mostly organic, always high-quality ingredients
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professional nutritionists
- Healthy, balanced, calorie-controlled meals
- Eco-friendly, BPA-free, made in USA packaging that is both microwave and oven-safe... No fuss, not even a dirty dish. Just add heat and enjoy.

Pricing Structure

- Breakfast, Lunch, Snack and Dinner starts at $48/day, including delivery.
- Minimum order is Lunch & Dinner for 5-days.
- Breakfast and Dessert can be added to the order for, respectively, $7 and $5 per day.
- Packages of 5, 10, 20 and 40 days, as well as ongoing subscription

How are we going to improve on this? By creating a new, upgraded user experience that will allow the customer to not only select (and change) the delivery dates and the dislikes/restrictions, but also to see and change any item on the menu, with just 36 hrs notice.

Business Model



Our business model is focused on selling subscription meal plans with an increasing gross margin and increasing customer retention.

The gross margin has grown to over 45% since inception driven by our ability to create an efficient production and delivery system. Customer retention has also increased from 38% in 2017 to the current 43%, and has the potential to grow much further once we implement the new user experience allowing for menu changes by the customer.

Our growth strategy is to achieve a dominant position in the Southern California market before expanding to other markets. We plan to invest the capital we are raising in marketing (80%) and technology (20%) to achieve this initial result within 2 years, focusing just as much on customer retention (long-term subscription perks, full menu and schedule customization, food quality and variety) as on acquisition.

Customer retention is the key to our business: with average revenue per customer (ARPU) of just $1,500 per year (equivalent to about 1 month of food), Crateful can grow to $20MM in revenues with just 13,500 active customers per year in SoCal, and to $200MM in revenues with just 135,000 nationally.

Our recipe for success, therefore, relies on creating a model that:

- will make it possible to acquire new customers through engaging digital marketing campaigns targeting the diet, health and fitness audiences;
- will easily allow us to retain customers for a long time, increasing ARPU;
- will not require us to keep investing large sums into new customer acquisition. This is the key to profitability and has been the downfall of our predecessors in the Meal Kit space.

Competitive Edge

Proprietary techniques and processes to produce and deliver the best tasting food in the prepared meal delivery space, better KPIs, a superior business model, highly customizable options and a tested, seamless service aimed at optimizing customer retention.

Gallery



Founders.

Media Mentions









Our LA-based brand launched in 2016 focusing on testing for the meal plan operations while growing the ancillary but strategic catering revenue stream. Founded by Andrea Marotti and Emanuele Ponzo, together with world-class executive chefs such as Luciano Pellegrini (James Beard Award Winner, Executive Chef at Crateful), applied all their expertise and knowledge to create the perfect system of recipes, processes and procedures. We want to ensure that the customer experience with the food is seamless and truly enjoyable so that dieting can become something to look forward to.

Founders and Officers



Emanuele Ponzo
CO-FOUNDER, VICE PRESIDENT, CO-CEO

Emanuele is a law graduate and a successful entrepreneur in, both, the real estate and food industry. As a start-up development expert, he has launched several companies in the food industry in Europe.

Emanuele is a Leader, motivator, and a team player who excels in business strategy and partnership development. He has the ability to discover and hire the key assets to ensure a Company growth. His ability to anticipate future developments allows him to keep control of every aspect of the company.

Furthermore, Emanuele is an advisor for several companies between Los Angeles and Italy such as M-Accelerator (an innovative program in Los Angeles whose focus is to develop and boost entrepreneurship in young talent), and Forma-Tec (Europe's industry leader in ensuring that companies are granted funds from the European community to develop their product or service. Lastly, Emanuele is a Board member of Project Angel food - a respected charity in the food industry specialized in meal delivery services, based out of Los Angeles.



Andre Marotti
CO-FOUNDER, PRESIDENT, CO-CEO

Andrea is an Italian born and raised multi-tasking entrepreneur, who studied at UCSB, where he got his MA in Oceanography, and then moved on to become an award-winning film and visual effects producer with worldwide credits. Andrea then moved on to become joint CEO of Rain Corp specializing in digital visualization tools software development management and technology platforms. He applies his extensive set of skills to all aspects of the company where he leads the technology and digital marketing teams with great expertise, setting the highest standards for quality and success.

Before becoming an successful film producer, and after turning away from his career as a scientist in the U.S. and returning to Rome, Andrea founded the most successful music club in Rome, which he owned and managed from 1993 to 2000, where he helped shape an entire generation of musicians who went on to become rockstars. Andrea then went on to found Digital Desk, a sought after digital media and film school which he managed as CEO until 2010.



Brad Zions
EXECUTIVE DIRECTOR

Brad is a Los Angeles-based investor and entrepreneur with deep domain expertise in digital media and the food, apparel and entertainment industries. Brad has been an active early stage investor for the past 20 years, both individually and thru Structure Fund.

Brad co-founded Lemonade Restaurant Group. Serving as CFO until January 2011, and raised capital for the rapidly expanding fast casual concept and helped grow Lemonade to nine locations. Brad is also the co-founder of Young, Fabulous & Broke, a women's contemporary clothing line. YFB sportswear is sold at upscale boutiques throughout the United States and Canada, as well as Neiman Marcus, Bloomingdales, Saks, Nordstrom and ShopBop.com.

Key Team Members



Luciano Pellegrini

Executive Chef

Q&A with the Founder

Q: Please detail your customer acquisition metrics.

Crateful:

It is important to note that, a comprehensive digital marketing campaign only ran in Q1 and Q2 of 2017. This is the period we invested in online paid ads to generate our Proof of Concept data (see KPIs slid in Deck). After which, during Q3 and Q4 2017, we took what we learned and focused on optimizing the efficiency of the operations and on improving the gross profit potential.

Q: Please detail the plan regarding the LTV.

Crateful:

We assume LTV to be equal to the Average Revenue Per User, which is currently over $1.4K based on calculations from the last 6 months (Oct 2017-March 2018). The plan to increase LTV is to: A. Currently, our customers can select restrictions and dislikes but cannot see the actual menu that they will receive, nor can they make any changes to that menu. The first step to increase retention and LTV will be to create a new website/ app that will allow customers to customize their menu and make changes to individual meals.. Allowing these much wider customizations will remove uncertainty and will therefore make it easier for customers to go for longer orders. B. refocusing our communication towards a Healthy Dieting lifestyle rather than just Top Quality Food. Dieting customers tend to subscribe for much longer periods of time than customers that just want quality and convenience, therefore driving a substantial increase in LTV. We have been able to gather some competitor data that shows that the ARPU we've projected are well within these competitor's ARPU.

Q: Can you provide more color to your multiple revenue models? Please walk me through the catering, delivery, etc.

Crateful:

Meal Plans and Catering are two separate revenue streams that leverage most of the same kitchen, staff and management infrastructure, increasing efficiencies and contributing to covering the fixed costs. Catering is a traditional business which generates short term revenues and can continue to grow up to a certain point (see projections). Most of our catering is high-end events for private individuals, luxury brads, large corps, for which we manage food, staff, equipment rentals. Occasionally we cater photo shoots or corporate lunches that are delivered on site by our staff (we have 1 driver employed), with our own van. This stream is seasonal with a peak during Q4 due to holiday parties. Meal Plans: They are produced in the same kitchen, with partially the same staff. The majority of the deliveries are handed over to a third party (Calidelivers) while our Driver Captain supervises the hand off of the cooler bags and stands by to cover any unforeseen issue that might arise. Meal Plan revenues are also somewhat seasonal, with a decrease in Nov/Dec due to holidays, but mostly are directly correlated to the investment in online advertising.

Q: Can you please provide color on your product roadmap? Both future and historical (when things were launched)?

Crateful:

The company was launched in October 2015 with Catering and an initial testing phase for the Meal Plans. For the MP, all of 2016 was dedicated and invested in extensive product R&D such as testing of the recipes, processes and techniques to use for production, packaging and delivery. Once we felt our processes were scalable and our product was top quality with respect to all existing competitors, and launched (Jan-June 2017) a 6 month online marketing campaign investing primarily in SEM and FB Ads as well Email and influencer marketing. The resulting data was used to model the projections. In Q3 and Q4 2017 we focused on making the whole system more efficient and optimized, in order to reduce costs and increase Gross Profits for the MP.

Q:

How many active users and how many are being added each month?

Crateful: 1,500 users that have ordered at least once. New monthly users are now low due to the mentioned lack of any online marketing and customer acquisition campaign.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $500
Target Minimum:	US $250,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $4,500,000 before May 30, 2018 US $5,000,000 before Jun 29, 2018
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Crateful has set an overall target minimum of US $250,000 for the round, Crateful must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Crateful's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



- ● Technology / Website development
- ● Marketing (primarily Internet Ads, Influencers)



- ● Technology / Website development
- ● Marketing (primarily Internet Ads, Influencers)

Investor Perks

Those investing over $5,000:

- 10% of amount invested worth of Gift Cards for our complimentary deliveries in SoCal.
- 25% OFF Coupon Code valid for 1 Year - If you live in SoCal and plan to use Crateful, this perk will essentially provide you with savings that might be equivalent to amount invested!
- Crateful's chef apron and tote bag.
- Transferable to any other location Crateful will cover in the future.

Those investing before May 21st, 2018 will receive:

- 10% of amount invested worth of Gift Cards for our complimentary deliveries in SoCal.
- 20% OFF Coupon Code valid for 1 Year
- Crateful's chef apron
- Transferable to any other location Crateful will cover in the future.

Those investing after May 21st, 2018 will receive:

- 5% of amount invested worth of Gift Cards for our complimentary deliveries in SoCal.
- 15% OFF Coupon Code valid for 1 Year
- Transferable to any other location Crateful will cover in the future.

The investors above, as well as all other investors will receive the following:

- Exclusive Crateful tote bag and chef's apron
- Investor-only offers throughout the year, including events, sales, and launches.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Crateful's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $430,000
Closed Date	Aug 1, 2015
Security Type	Common Equity

Other

Round Size	US $100,000
Closed Date	Feb 20, 2016
Security Type	Common Equity

Other

Round Size	US $572,500
Closed Date	May 1, 2017
Security Type	Common Equity

Other

Round Size	US $25,000
Closed Date	Jul 30, 2017
Security Type	Common Equity

Other

Round Size	US $62,975
Closed Date	Aug 30, 2017
Security Type	Common Equity

Financial Discussion

Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

Prior to 2018, the Company operated exclusively as Naturale, LLC. In 2018, the Company reorganized as a corporation, with members of Naturale, LLC receiving shares of stock in Eatcrateful, Inc. in exchange for units comprising all membership interests in Naturale, LLC. The Company is now the sole member of Naturale, LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company prepares food for sale and delivery in a common food production space, which it occupies under an operating lease. The lease commenced in April of 2017, and runs through the end of March, 2018, at which point the Company will have the option to renew for an additional term. Future minimum payments due under the lease are $7,400 per month in rent, plus a $375 health fee, through the end of the lease term.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $69,428 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Prior to 2016, the Company borrowed money for the purpose of financing the purchase of software and a vehicle ("the Loans"). The loans are governed by standard repayment terms and are secured by the assets they were used to purchase.

Market Landscape

An estimated 45 million Americans go on a diet each year and spend $33 billion on weight-loss products, with the weight-loss market reaching $66 billion in 2017, with a wellness & fitness market that has grown to $168 billion in 2017.

At the same time, the ease of online ordering is causing more people to eat in. A massive 79 percent surge in the total U.S. food home delivery market over the next five years is predicted. Online Delivery, including on-demand, is modeled to grow from $20 billion in 2017 to $55 billion by 2022.

More specifically, the fresh-food meal-kit delivery (raw ingredients & do-it-yourself recipes) market was valued at approximately $4.65 billion and is forecast to reach $11.6 billion by 2022, with billions having already poured into this space.

You may notice that none of the above data refers to the Fully Prepared Meal Plans... and there lies the opportunity.

A Diet You Can Actually Stick To:

Prepared meal plans are, by far, more convenient than meal kits and, most importantly, can truly represent a daily long-term solution to dieting and weight loss. The problems with the Meal Kit model is inherent in the service: how many times a day, each week, can one afford the time to try out a brand new recipe, with no certainty of success? This model has never represented a sustainable long-term solution for the convenience-oriented dieting customer. Prepared meal plans, on the other hand, are a perfect fit for this rising need.

Underdeveloped Market:

While it true that the delivery and meal kit markets are overcrowded, we believe it is a fallacy that our market is. The prepared meal space has no clear market leader, with no company having achieved national stature and a handful of small local companies swimming in an enormous, unexploited market.

Defensibility:

We believe the primary reason why investors should not be over-concerned with defensibility is that this is a large market that could contain multiple successful national-level companies, of which, to date, there are none. Additionally, we believe the wealth of recipes, techniques and processes that Crateful has developed over two years of testing and development with one of the world's best Chef are hard to be found in any recipe book and could only be developed with the same amount of testing, creativity and time.

Growth:

Crateful's goal is to grow to over $20 million in revenues by having approximately 13,500 customers per year at an average ARPU of $1,500, which represents about 1 month of meals. The direct target population (with interests in Health, Fitness, Wellness, Diets and with Household Income greater than over $100k) in the Southern California market is approximately 3 million. To get to goal we need to convert approximately 0.45% of the target audience. Considering that during our Proof of Concept marketing campaign we had a 2.2% conversion rate, we believe this should be an attainable goal.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Crateful's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive meal delivery space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

Crateful has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

About 60% of the company's customers churn over the course of a 12 month period. Because of this, the Company will need to invest heavily in marketing to acquire and retain customers on a consistent basis. Beyond that, the company's overall revenue is heavily correlated to advertising/marketing budgets.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has a pending litigation. Crateful is involved in a breach of contract lawsuit with a vendor regarding posting social media as an influencer. The influencer demanded more than 10 times what she is owed, so Crateful filed a 998 Offer, which means if she does not exceed this amount, she will owe 100% of attorney's fees. The case is set for trial in the fall of 2018. Per Createful's General Counsel, the Company does not believe the exposure to be more than $5,000 from the case. For legal fees, the General Counsel has done all the initial legal work as a partner in Crateful, and plans to work out some additional equity should this go to trial.

We may decide to reinforce the company's cash position by securing loans for about $150,000 in the next month or so. We would use some of these funds to launch an initial, limited digital marketing campaign focused partly on new customer acquisition and partly on converting existing leads (subscribers who have not purchased in the past 6 months). As a result of these decisions and other factors we may decide to secure the above mentioned loan.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than May 30, 2018 will be issued Tier 1 Notes, which have a valuation cap of $4,500,000. Investors that have their subscription received after May 30, 2018 but no later than June 29, 2018 will be issued Tier 2 Notes, which have a valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the applicable valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 21% of the Company's securities. Additionally, the two founders Andrea Marotti and Emanuele Ponzo own two Class A Super Voting Shares. See details in Ownership Section. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Crateful

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Crateful. Once Crateful accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Crateful in exchange for your securities. At that point, you will be a proud owner in Crateful.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Crateful has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Crateful does not plan to list these securities on a national exchange or another secondary market. At some point Crateful may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Crateful either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Crateful's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Crateful's Form C. The Form C includes important details about Crateful's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.



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EXHIBIT D
Investor Deck







CRATEFUL



CRATEFUL

This presentation contains offering materials prepared solely by EatCrateful, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Vision:

A New Frontier
of Meal Delivery.

JUST ADD HEAT.

GOURMET, HEALTHY, FULLY PREPARED
MEALS, CUSTOMIZABLE, MADE FRESH
AND DELIVERED DAILY



CRATEFUL

THE PROBLEM

Americans are increasingly overweight and obese.

An estimated **45 million Americans go on a diet each year,** with the Weight Loss market reaching $66 billion in 2017.

77% of Americans are actively trying to eat healthier. The Wellness & Fitness market has grown to **$168 billion in 2017**.

2/3 of adults have a BMI greater than 25. This means that the obesity rate is actively on the rise in America.



Weight Loss Market

$66 Bln

2017



Wellness & Fitness Market

$168 Bln

2017



greater than 25 (Overweight)

Body Mass Index BMI

35%

37%

greater than 30 (Obese)

THE SOLUTION

Combining **total convenience** with **great taste** for **effective dieting** and healthy eating.



GREATER TASTE

Top chefs, best ingredients, daily delivery



GREATER CONVENIENCE

Fully prepared meals, oven & micro-wave safe packaging



GREATER DIETING EASE

Portion and calorie controlled, customizable meals



A DIET YOU CAN STICK TO

Interactive delivery schedule and custo-mizable dislikes



=



HIGHER RETENTION

A LIFESTYLE CHOICE MADE EASY

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.






THE OPPORTUNITY

On demand and meal kits do not address the needs of customers looking for an effective weight loss solution.

ON DEMAND

- Not sustainable as a lifestyle choice

- Not a long term dietary option

- Extremely crowded competitive landscape

- No portion or calorie controlled options



MEAL KITS

- Meal kit market at $4.5B, reaching $11.6B by 2022.

- Not convenient as lots of work is still required

- Dinner only solution

- Not an effective diet option

- Competition from Amazon and Walmart



PREPARED MEAL PLAN

- Overlooked by investors, less saturated market and no current market leader

- Convenience

- Sustainable lifestyle choice for a healthy diet

- Under exploited market

- 88% of Americans are willing to pay a premium for healthy food.



This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

COMPETITIVE LANDSCAPE

No clear market leader in the prepared meal delivery space.
Meal Kits companies have raised billions, but the fresh prepared meal
deli-very space has been overlooked by investors.

	Year Founded	Avg. Price Served	Markets Served	Food Quality	Interactive Delivery Schedule	Fresh, Daily Deliveries
 paleta	1997	$60	LA, San Diego Phoenix, Las Vegas	MED-LOW	NO	YES
SUNFARE	1997	$60	LA, San Diego Phoenix, Las Vegas	MED-LOW	YES	YES
 ZEN FOODS Zero Effort Nutrition®	2010	$62	LA, San Diego Phoenix, Las Vegas	MEDIUM	NO	YES
SAKARA EAT CLEAN EAT WHOLE	2012	$65	LA, San Diego NYC, DC, Miami	GOOD (Vegan)	NO	YES
FITNESS KITCHEN LOS ANGELES	2012	$64	LA, San Diego	MEDIUM	NO	YES
FRESHLY	2012	$36	U.S.	LOW	NO	NO
 CRATEFUL	**2015**	**$55**	**LA, San Diego**	**EXCELLENT**	**YES**	YES

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.





BREAKFAST
PALEO
DINNER
PALEO


CRATEFUL

CRATEFUL
EAT WELL. BE WELL.
WWW.CRATEFUL.LA
@EAT_CRATEFUL | #EATCRATEFUL

CRATEFUL
EAT WELL. BE WELL.
LUNCH
POWERFUL

CRATEFUL
EAT WELL. BE WELL.
LUNCH
PALEO




THE PRODUCT

What does a typical Crateful meal look like?



FULLY CUSTOMIZABLE DELIVERY SCHEDULE

TOP-RATED CHEFS

ECO FRIENDLY, BPA FREE PACKAGING

ORGANIC, SUPERIOR-QUALITY INGREDIENTS

CELEBRITY NUTRITIONIST

BALANCED, LEAN HEALTHY MEALS

MADE FRESH, DELIVERED DAILY

CRATEFUL

BREAKFAST

Pancakes with home made syrup, Greek yogurt with fruit and granola



LUNCH

Angus beef tataki with arugula, mesclun salad with grilled artichokes



DINNER

Fish paella and eggplant cotoletta with sundried tomatoes



All of this
From $49 to $59 per Day
including delivery

OUR CUSTOMERS LOVE US

Real reviews from thrilled customers!



Ariell K.
Customer (Yelp)

I'm all about streamlining my life. Knowing I have a beautiful meal waiting for me at home before leaving for work makes my day SO much less stressful. Thank you guys!



Krisena B.
Customer (Yelp)

I am a working mom who often doesn't have time to cook. I am completely impressed with Crateful. The food is not only healthy, but really delicious. The food is creative yet accessible. Thank you Crateful for delivering a superior product.



Somer S.
Customer (Yelp)

Blow away! I used to skip my breakfast. I heard about Crateful and i signed up, i chose the chef meal plan. I only chose the breakfast option and i love it! No more hungry mornings!



Johanna T.
Customer (Trustpilot)

Good food, good choice, impeccable delivery. Used the services twice for 40 days and lost more than 10 pounds each time!



Armen E.
Customer (Trustpilot)
$15,000 purchased

I tried four different meal delivery services and when I found Crateful I didn't need to look elsewhere! I have been using their services for five months now and super happy.



Kimberly L.
Customer (Trustpilot)

Beyond expectation — truly amazing food! Beautifully presented with incredible flavors in each extremely high quality healthy meal.

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as investment advice.



A UNIQE BUSINESS MODEL

Crateful customers spend more in their first year on average than any meal kit company.

Average first-year spend on U.S. meal kits



CRATEFUL Projected 2020

CRATEFUL* $964*
$1,700

CRATEFUL*
Gobble $897
Sun Basket $843
Plated $661
Home Chef $637
Blue Apron $626
Green Chef $540
HelloFresh $492
Marley Spoon $446
Purple Carrot $415

INDUSTRY AVERAGE
$617 per year

🌿 CRATEFUL

CRATEFUL'S GOAL:

- Higher Average Order Value
- Higher Revenue Per User
- Higher Gross Profits

Source: Second Measure | Mean gross spending across monthly cohorts from Oct. 2015 - Sept. 2017
*Crateful's calculation was completed separately by the Company. The $964 was calculated from the number of users that joined and spent money on the platform in 2017 (1,019) and the total purchase amount these users generated in that year ($982,936).
The projection number in this slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide represent management's opinions based on third-party research. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

KPIs AND UNIT ECONOMICS

This slide contains metrics for Crateful's Meal Delivery Business only. It does not include the metrics for its catering service.

KPIs for Q1 & Q2 of 2017

AOV (Average Order Value)	$421.00
ARPU (Avg Revenue Per User)	$563.05
Retention Rate	39.39%
ROAS (Return On Ad Spend)*	515%
CPA*	$122.282

*Based on Google Analytics, 86% of the 1H 2017 reveue was generated from Direct and Paid Search. The Company attributes this portion of revenue to Ads. Additionally, the Company spent $97K on Google and Facebook Ads in 1H 2017.

KPIs from Oct. 2017 to March 2018

AOV** increased to	$638
ARPU** increased to	$1,432.49
Retention rate increased to	45.39%

**Crateful's financial statements from 2018 are certified by the Co-CEO but have not been reviewed by an independent accountant.

Total Customers	1.500
Total Email Subscribers	5.000

Past performance is not an indication of future results. These numbers are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

TRACTION SO FAR

Meal Plan Sales grew 7x from 2016 to 2017

Meal Plan ARPU more than doubled since S1 2017

Greater average first year spend than Meal Kits Companies

Over $3MM in Combined Lifetime Revenue

Past performance is not an indication of future results. These numbers are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

ACHIEVEMENT TIMELINE

Deliberate and capital-efficient proof points

July '15
- Crateful is founded.
- Launch of website and catering

November '16
- Second Seed round

January '17
- SEM and FB campaigns are launched
- Email Marketing campaign is launched

June '17
- Digital Marketing campaigns are scaled down
- Proof of concept achieved

January '18
- Scaled up team. Optimization and efficiency achieved.

TEST → **SOFT LAUNCH** → **LAUNCH**




CRATEFUL
EAT WELL. BE WELL.
WWW.CRATEFUL.LA


CRATEFUL

USE OF PROCEEDS


PRODUCT &
TECHNOLOGY
Website Dev, Mobile App
20%
MARKETING
Paid ads, influencers, PR
80%

FOCUS ON LOCAL GROWTH AND PROFITABILITY

Target Customer Base: more than 2.8M people in SoCal have interest in health, fitness, and wellness and have household incomes greater than $100k.

Post- Series A

LOCAL MARKETING

LOCAL GROWTH

SoCal MARKET LEADERSHIP

June '18 — SoCal Marketing campaigns are lunched / Full Time PR & Marketing on board

September '18 — Menus are displayed on website / Meal substitutions are allowed

November '18 — ARPU increases

March '19 — Additional Note of $1M raised / Increase marketing spend

September '19 — Total # of Customers hits 10.000

January '20 — SoCal Market leadership achieved

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR TEAM

Management Team

Andre Marotti
Founder & Co-CEO



Seasoned tech enterpreneur, award-winning film and visual effects producer with world-wide credits, with vast expertise in digital visualization tools, software development and technology platforms.

Emanuele Ponzo
Founder & Co-CEO



Start-up development expert, has launched several successful companies in the food industry in Europe. Now advises several LA based companies and is a Board Member of respected food charity Project Angel Food.

Luciano Pellegrini
Executive Chef



Chef Luciano is one of America's best chefs, with a James Beard Award and a Best Chef in the Southwest Award to his credit.

*Chef Luciano is currently working as a consultant.

Brad Zions
Executive Director



Co-Founder of Lemonade Restaurant Group. 20 years experience as an early stage investor. Top investments include Clutter, Jukin Media, Parachute Home, VidMob, Moviepass, Harri and more.

Advisors & Consultants

Bob Vanech
Advisor



Serial entrepreneur and seasoned operator with 25 years as CEO or CFO in venture-backed startups. Has raised over $250 million in venture funding and grown revenues to over $100 million.

Erik Huberman
Digital Marketing Advisor



Founder and CEO of Hawke Media, the fastest growing digital marketing agency in Los Angeles and named in the "Best 30 under 30" list of FORBES.

Richard Travia
Advisor



Founder of consultant Wildcat Advisory Group. Strategically advises small & medium size public and private companies and start-up asset managers. Provides investment consulting services to alternative asset managers, family offices, and other institutions.



CRATEFUL

EAT WELL. BE WELL.



MARCH 2018 | CONFIDENTIAL

FINANCIAL PROJECTIONS

Smart local scaling leads to capital efficiency and profitability

PROJECTIONS (Meal Plan Only)	2018	2019	2020
TOTAL ACTIVE CUSTOMERS	2809	10,203	13,711
ANNUAL ARPU	$1,100	$1,300	$1,700
AVERAGE DAILY DELIVERIES	230	838	1100
NET REVENUES	$3,089,500	$13,263,368	$23,309,000
COGS	$1,704,540	$6,764,317	$10,722,000
MARKETING	$751,000	$ 2,478,000	$3,044,000
G&A EXPENSES	$995,428	$2,038,362$	$2,893,000
EBITDA	$(361,468)	1,982,687	$6,689,000
TOTAL NET REVENUES (includes catering)	$4,289,500	$14,763,368	$ 25,509,000
TOTAL EBITDA (includes catering)	$118,532	$2,555,687	$ 7,644,429

This table reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This table is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Transcript